UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2008

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number: 001-34190

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOME BANK PROFIT SHARING 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HOME BANCORP, INC.

503 Kaliste Saloom Road

Lafayette, Louisiana 70508

FORM 11-K – HOME BANK PROFIT SHARING 401(K) PLAN

i

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Home Bank Profit Sharing 401(K) Plan

We have audited the accompanying statements of net assets available for benefits of the Home Bank Profit Sharing 401(K) Plan (the “Plan”) at December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with United States generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at year end as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Hannis T. Bourgeois LLP

Baton Rouge, Louisiana

June 25, 2009

HOME BANK PROFIT SHARING 401(K) PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments, at fair value	$4,841,153	$5,593,934
Participant loans	66,217	67,059

Total investments	4,907,370	5,660,993

Receivables:
Employer contributions	280,501	238,041
Participant contributions	12,019	9,295

Total receivables	292,520	247,336

Net assets available for benefits, at fair value	5,199,890	5,908,329

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	58,468	(14,115)

Net assets available for benefits	$5,258,358	$5,894,214

The accompanying notes are an integral part of these financial statements.

HOME BANK PROFIT SHARING 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008
Additions:
Investment income (loss):
Interest	$4,440
Net (depreciation) appreciation in fair value of investments	(1,126,746)

Total investment income (loss)	(1,122,306)

Contributions:
Employer	463,975
Participants	310,951
Rollover	120,284

Total contributions	895,210

Total (reductions) additions	(227,096)

Deductions:
Benefits paid to participants	406,834
Administrative expenses	1,926

Total deductions	408,760

Net decrease in net assets available for benefits	(635,856)

Net assets available for benefits:
Beginning of year	5,894,214

End of year	$5,258,358

The accompanying notes are an integral part of these financial statements.

HOME BANK PROFIT SHARING 401(K) PLAN

Notes to Financial Statements

1. Plan Description

General

The following description of the Home Bank Profit Sharing 401(K) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all employees who are at least 21 years old and who have six months of service with Home Bank (the “Bank”), the sponsor of the Plan and wholly-owned subsidiary of Home Bancorp, Inc. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Eligible participants may elect to contribute, on a pre-tax basis, from 1% to 75% of their compensation, as defined in the Plan document, subject to certain limitations. The Bank may make a discretionary matching and/or profit sharing contribution as determined each year. For the years ended December 31, 2008 and 2007, the Bank made matching contributions equal to participant deferrals not to exceed 4% of participant compensation and profit sharing contributions of $270,035 and $231,686, respectively. Participants age 50 or older may also make catch-up contributions up to limits specified under the Internal Revenue Code (“IRC”), but such contributions are not taken into account for purposes of determining the Bank’s matching contribution.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer’s matching and discretionary contribution portions of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after six years of credited service. Prior to death or retirement, participants vest in employer contributions and related earnings in accordance with the following schedule:

Years of Service	Vested Percent
1 year	—%
2 years	20
3 years	40
4 years	60
5 years	80
6 years	100

On the occurrence of death, disability, retirement, or Plan termination, a participant becomes fully vested in employer contributions and related earnings.

Payment of Benefits

Participants may elect to receive their account value in a lump-sum distribution or, if eligible, in the form of an IRA rollover when they terminate employment or because of death, disability or retirement. Participants may also transfer their account balance to another tax deferred qualified plan. In accordance with the Plan provisions, hardship withdrawals and certain in-service distributions may be made by the Plan.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Bank’s matching contributions, and allocations of the Plan’s investment income or losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Accounts

At December 31, 2008, forfeited nonvested accounts totaled $13,542. These accounts will be used to reduce future employer contributions. These accounts did not hold a balance as of December 31, 2007.

Participant Loans

Participants may borrow from their accounts amounts ranging from a minimum of $1,000 to a maximum of 50% of the account balance, not to exceed $50,000. Loan maturities generally range from one to five years, but may extend up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account. The interest rate on outstanding loan balances ranged between 7.00% and 7.25% for both 2008 and 2007. Principal and interest are paid ratably through semi-monthly payroll deductions.

Investment Options

Under the provisions of the Plan, participating employees may direct contributions to various investment options, including a common collective trust fund, mutual funds, and a common stock fund for Home Bancorp, Inc. The Home Bancorp Stock Funds hold common stock of Home Bancorp, Inc. and uninvested cash to meet certain distributions and, on a short-term basis, pending investment in additional Home Bancorp, Inc. common stock. Participants have the ability to change investment elections and transfer funds among the various fund options on a daily basis. The investment in the guaranteed investment contract is not an investment option for participants but was transferred into the Plan in a previous year from another terminating plan of the plan sponsor.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments are stated at fair value except for loans to participants that are valued at cost, which approximates fair value. Home Bancorp, Inc. common stock is valued using quoted market prices. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end. The Plan’s interest in the common/collective trust is valued based on the daily net asset value of the fund as determined by the issuer of the fund.

As described in Financial Accounting Standards Board Staff Position (“FSP”), AAG INV-1 and AICPA Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plan (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in these fully benefit-responsive investment contracts through a common/collective trust. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Investment management fees and administrative fees related to recordkeeping are charged against the earnings of the investment fund in which the participant funds are invested. Fees for certain transactions, such as withdrawals and loan processing, are charged directly to the account of the participant reporting such a transaction. Other administrative expenses of the Plan were paid by the Bank for 2008 and 2007.

Payment of Benefits

Benefits are recorded when paid.

3. Fair Value Measurements

The Financial Accounting Standards Board’s Statement No. 157, Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs to the valuation methodology consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. Level 2 inputs are based primarily on quoted prices for similar assets in active or inactive markets. Level 3 inputs are unobservable and are based on assumptions market participants would utilize in pricing the assets.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. When available, valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2008:

Registered investment companies: The fair values of these securities are based on quoted market prices in an active market, which represent the net asset values of shares held by the Plan at year end.

Common/collective trust: The fair value of the investments in the common/collective trust is derived from the fair value of the underlying securities based on quoted market prices in an active market and short-term cash investments.

Affiliated stock: The Home Bancorp Inc. Stock Fund and Home Bancorp Inc. Restricted Stock Fund are accounts comprised of common stock of Home Bancorp, Inc. and short-term cash investments. The fair value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.

Guaranteed Investment Contract: The guaranteed investment contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments.

Participant loans: The participant loans are valued at amortized cost, which approximates fair value, because the loans are secured by each respective participant’s account balance.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

		Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Registered investment companies	$1,695,972	$1,695,972	$—	$—
Common/collective trusts	398,988	—	398,988	—
Affiliated stock	2,577,319	2,577,319	—	—
Guaranteed investment contract	168,874	—	168,874	—
Participant loans	66,217	—	—	66,217

Total	$4,907,370	$4,273,291	$567,862	$66,217

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance, beginning of the year	$67,059
Purchases, sales, issuances, and settlements, net	(842)

Balance, end of year	$66,217

4. Investments

The following is a detail of investments that represent 5% or more of net assets as of December 31, 2008 and 2007:

	December 31,
	2008	2007
Home Bancorp Inc. Restricted Stock Fund	$1,645,437	$—
Home Bancorp Inc. Stock Fund	931,882	—
BlackRock Large Cap Value Fund	78,397	523,422
BlackRock Large Cap Growth Fund	107,499	312,996
BlackRock Global Allocation Fund Inc.	498,862	1,106,183
Thornburg International Value A	33,570	334,141
Merrill Lynch Retirement Preservation Trust	347,398	306,996

During 2008, the Plan’s investments (including gains and losses on investments bought, sold, transferred in, and held during the year) depreciated in value by a net $1,126,746 as follows:

Year Ended December 31, 2008
Common/collective trusts	$25,895
Registered investment companies	(1,095,324)
Affiliated stock funds	(65,811)
Guaranteed investment contract	8,494

Total	$(1,126,746)

5. Risks and Uncertainties

The Plan provides for various investments in registered investment companies, a common/collective trust and common stock of Home Bancorp Inc. Investment securities, in general, are exposed to various risks, such as overall market volatility, credit and interest rate risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such change could materially affect the value of participants’ account balances and the amounts to be reported in the statements of net assets available for benefits for future periods.

6. Related Party Transactions

Certain Plan investments are units of a common/collective trust managed by Merrill Lynch. The Plan also invests in Home Bancorp Inc. common stock. Merrill Lynch is the recordkeeper, as defined by the Plan, and Home Bancorp Inc. is the Bank’s parent. Therefore, these transactions qualify as related party transactions, which are exempt from the prohibited transaction rules. Additionally, participant loans are related party transactions which are also exempt from the prohibited transaction rules.

7. Tax Status

The Internal Revenue Service has determined and informed the Bank by a determination letter dated March 31, 2008, that the Plan and related trust, which include all amendments to date, are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8. Plan Termination

While it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$5,258,358	$5,894,214
Less: Receivables – Employer contributions	—	(238,041)
Less: Receivables – Participant contributions	—	(9,295)

Net assets available for benefits per Form 5500	$5,258,358	$5,646,878

The following is a reconciliation of employer and participant contributions per the financial statements to the Plan’s Form 5500:

Year Ended December 31, 2008
Employer contributions per the financial statements	$463,975
Add: Receivables - Employer contribution accrued at December 31, 2007	238,041

Employer contributions per Form 5500	$702,016

Participant contributions per the financial statements	$310,951
Add: Receivables –Participant contribution accrued at December 31, 2007	9,295

Participant contributions per Form 5500	$320,246

SUPPLEMENTAL SCHEDULE

HOME BANK PROFIT SHARING 401(K) PLAN

EIN: 72-0214660 PN: 002

Form 5500 Schedule H Line 4(i) – Schedule of Assets (Held at End of Year)

	Identity of Issuer	Description of Investment	December 31, 2008
	New York Life Insurance Company	Guaranteed Investment Contract	$168,874
	Franklin	Franklin Total Return Fund A	26,869
	BlackRock	BlackRock Large Cap Value Fund	78,397
	BlackRock	BlackRock Large Cap Core Fund	8,535
	American Funds	American Funds Growth Fund of Amer R3	56,517
	BlackRock	BlackRock Large Cap Growth Fund	107,499
	Victory	Victory Special Value A	56,090
	Oppenheimer	Oppenheimer Small- and Mid- Cap Value Fund A	63,759
	BlackRock	BlackRock International Value Fund	76,273
	Davis	Davis NY Venture Fund A	27,139
	BlackRock	BlackRock Global Allocation Fund Inc.	498,862
	Thornburg	Thornburg International Value A	33,570
*	Merrill Lynch	ML Retirement Preservation Trust	347,398
*	Merrill Lynch	GM ML Retirement Preservation Trust	51,590
	Franklin	GM Franklin Total Return Fund A	98,219
	American Funds	GM American Funds Growth Fund of Amer R3	33,872
	BlackRock	GM BlackRock Large Cap Growth Fund	20,214
	Davis	GM Davis NY Venture Fund A	65,530
	BlackRock	GM BlackRock Large Cap Value Fund	80,837
	Victory	GM Victory Special Value A	59,298
	Oppenheimer	GM Oppenheimer Small- and Mid- Cap Value Fund A	42,301
	Thornburg	GM Thornburg International Value A	102,918
	BlackRock	BlackRock Government Income Portfolio	72,979
	BlackRock	GM BlackRock Government Income Portfolio	86,294
*	Home Bancorp	Home Bancorp Inc. Stock Fund	931,882
*	Home Bancorp	Home Bancorp Inc. Restricted Stock Fund	1,645,437

			4,841,153
*	Participant’s loan accounts	Various rates and maturities	66,217

	Total investments, at fair value		4,907,370
	Contract value adjustment		58,468

	Total investments		$4,965,838

Cost information has not been included above because all included investments are participant directed.

*	Indicates party-in-interest to the Plan.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HOME BANK PROFIT SHARING 401(K) PLAN

Date: June 25, 2009	By:	/s/ John W. Bordelon
John W. Bordelon
President and Chief Executive Officer of Home Bank, the Plan Administrator